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Filed Pursuant to Rule 424(b)(3)
File No. 333-196681

CAREY WATERMARK INVESTORS 2 INCORPORATED

Prospectus Supplement No. 5 Dated September 30, 2016
To Prospectus Dated April 28, 2016

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors 2 Incorporated, dated April 28, 2016 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors 2 Incorporated upon request.

RECENT DEVELOPMENTS

Our Offering

        As detailed in the Prospectus, we are offering up to $1.4 billion of our common stock, in any combination of Class A and Class T Shares, including $600 million in shares of common stock through our distribution reinvestment plan. As of September 26, 2016, we have issued 19,703,780 Class A Shares (approximately $200.3 million) and 33,562,224 Class T Shares (approximately $330.6 million) in connection with our offering, raising aggregate proceeds of approximately $530.9 million. In addition, we have issued 296,002 Class A Shares (approximately $3.1 million) and 437,491 Class T Shares (approximately $4.5 million) through our distribution reinvestment plan.

Acquisition

        The following section supplements the discussion about acquisitions contained in the "Prospectus Summary—Description of the Properties" section on page 7 and the "Our Lodging Portfolio" section on pages 72 to 74 of the Prospectus.

Investment in Renaissance Atlanta Midtown Hotel

On August 30, 2016, we acquired the Renaissance Atlanta Midtown Hotel, located in Atlanta, Georgia. The 304-guestroom hotel includes 8,600 square feet of meeting and function space, a 119-space parking deck, two food and beverage outlets, and both business and fitness centers. Our total investment in the property is approximately $88.0 million, including a $78.3 million purchase price and approximately $5.0 million of planned capital improvement and $4.7 million of acquisition-related costs.

We obtained $47.5 million in non-recourse debt financings in the form of two separate loan agreements. The $34.0 million senior loan carries a floating annual interest rate of the London Interbank Offered Rate ("LIBOR") plus 3.00% and a maturity date of August 29, 2019. This loan is interest-only. The $13.5 million mezzanine loan carries a floating annual interest rate of LIBOR plus 10.00% and a maturity date of August 29, 2019. This loan is also interest-only.

  Acquisition Information

Hotel	State	Acquisition Date	Rooms	Type of Hotel	CWI 2 Ownership %	CWI 2 Contractual Purchase Price	CWI 2 Investment	Acquisition Fees Paid to Advisor	Initial Debt	Interest Rate(2)	Maturity Date

Renaissance Atlanta Midtown Hotel	GA	August 30, 2016	304	Full- service	100%	$78,250,000	*(1)	$2,196,606	$34,000,000 $13,500,000	3.50% 10.50%	8/2019 8/2019

(1)	Given the time period between the acquisition date and the date of this Prospectus Supplement, it is not practicable to disclose the investment amount, which represents the fair value of net assets acquired less the fair value of any noncontrolling interests, exclusive of acquisition expenses and the fair value of any debt assumed, at time of acquisition.
(2)	The interest rates presented represent the interest rates in effect at August 30, 2016 for each loan.

Occupancy, ADR and RevPAR

        The following tables present the occupancy, ADR and RevPAR of the Renaissance Atlanta Midtown Hotel for 2011 through June 30, 2016, including periods prior to our ownership:

Occupancy(1)
Hotel	2011	2012	2013	2014	2015	2016

Renaissance Atlanta Midtown Hotel	61.8%	71.6%	70.1%	77.6%	75.9%	74.8%
(1)
Occupancy is the percentage of rooms sold divided by rooms available.

ADR(1)
Hotel	2011	2012	2013	2014	2015	2016

Renaissance Atlanta Midtown Hotel	$137.99	$143.71	$149.22	$152.78	$166.65	$176.70
(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.

RevPAR(1)
Hotel	2011	2012	2013	2014	2015	2016

Renaissance Atlanta Midtown Hotel	$85.29	$102.94	$104.62	$118.62	$126.56	$132.21
(1)
RevPAR is room revenue divided by available rooms.

        The table below presents information about renovations as of the date of this Prospectus Supplement:

Hotel	Renovations

Renaissance Atlanta Midtown Hotel	An estimated $5.0 million property renovation is planned for the hotel. Proceeds for this renovation were funded at closing. The renovation scope includes a soft goods renovation of the guestrooms, public areas and meeting space. Renovation work is currently anticipated to be completed within the first 24 months of ownership.

Management

The following section is added before the biography of Thomas E. Zacharias on page 113 under the caption "Management—Directors and Executive Officers of the Company" of our prospectus.

ToniAnn Sanzone, age 39, our Chief Financial Officer, effective October 2016, has served as Executive Director of the Company since January 2016. She will also serve as Chief Financial Officer of Carey Watermark Investors Incorporated, an affiliate of the Company, effective October 2016, having served as Executive Director since January 2016. Ms. Sanzone will also serve as interim Chief Financial Officer of W. P. Carey Inc., effective October 2016, having served in various capacities with increasing responsibilities in the Accounting Department since April 2013, including as Chief Accounting Officer since June 2015. She will also serve as Chief Financial Officer of Corporate Property Associates 17—Global Incorporated and Corporate Property Associates 18—Global Incorporated, effective October 2016, having served in various capacities with increasing responsibilities in the Accounting Department since April 2013, including as Chief Accounting Officer of each since August 2015. Before joining W. P. Carey Inc., Ms. Sanzone served in various capacities, including most recently as Corporate Controller, at iStar Inc., a publicly-traded, fully integrated finance and investment company, from 2006 to 2013. From 2004 to 2006, Ms. Sanzone served in various accounting and financial reporting roles at Bed Bath and Beyond, Inc., a publicly traded company. Ms. Sanzone also held various positions in the assurance and advisory services practice of Deloitte LLP from 1998 to 2004. Ms. Sanzone is a Certified Public Accountant licensed in the states of New York and New Jersey. She graduated magna cum laude with a B.S. in Accounting from Long Island University, C.W. Post (now LIU Post).

On September 22, 2016, Hisham A. Kader announced his resignation as the Company's Chief Financial Officer, effective October 14, 2016. Mr. Kader's biography, therefore, has been deleted in its entirety from page 113 under the caption "Management—Directors and Executive Officers of the Company" of our prospectus.

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  Filed Pursuant to Rule 424(b)(3) File No. 333-196681
CAREY WATERMARK INVESTORS 2 INCORPORATED
Prospectus Supplement No. 5 Dated September 30, 2016 To Prospectus Dated April 28, 2016
RECENT DEVELOPMENTS